October 3, 2011

VIA EDGAR AND FACSIMILE

Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549-3628

Re:                             Gleacher & Company, Inc.
Schedule TO- filed September 14, 2011
File No. 005-45559

Dear Ms. Kim:

On behalf of our client, Gleacher & Company, Inc. (the “Company”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that appeared in your letter, dated September 22, 2011, with respect to the filing referenced above.  For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

With this letter, the Company is filing an amendment to the tender offer statement on Schedule TO.

Offer to Purchase

General

1.               We note that the price range appears to be overly broad.  Please advise as to how the use of this broad range in a tender offer complies with Item 4 of Schedule TO and Item 1004(a)(1)(ii) of Regulation M-A.  While we have permitted the use of a modified Dutch auction structure for issuer tender offers, we believe the use of a reasonable range of potential offer prices is necessary to satisfy these requirements.

Response:  In response to the Staff’s comment, the Company respectfully submits that the price range set in its modified Dutch auction tender offer, $1.30 to $1.55 per share, is a reasonable range of potential offer prices in light of comparable modified Dutch auction tender offers and the recent trading range of the Company’s share price.  The difference between the minimum and maximum offer price in the tender offer is $0.25, representing a range of approximately 19% of the minimum price.

The Company does not believe that the Commission, the Staff or the courts have specifically addressed the issue of what constitutes a reasonable price range for a modified Dutch auction tender offer.  While many modified Dutch auction tender offers appear to use a price range of approximately 15% of the minimum price, the Company notes that such tender offers have been completed using price ranges of 20% or more, including the examples cited in the table below.  We note that in a number of these examples, the issuer, like the Company, traded at a low share price.

Issuer	Filing Date of Initial Schedule TO	Price Range

Primoris Services Corp.	November 26, 2008	41%

Tucows, Inc.	May 26, 2009	25%

Tucows, Inc.	February 12, 2009	25%

B+H Ocean Carriers, Ltd.	October 20, 2008	25%

ClearOne Communications, Inc.	August 18, 2008	25%

Cyberoptics Corp.	June 30, 2008	23%

Looksmart, Ltd.	January 15, 2008	22%

Steve Madden Ltd.	February 20, 2008	21%

Cardiome Pharma Corp.	September 1, 2009	20%

In addition to considering market practice and similar modified Dutch auction self tenders, the Company considered the specific circumstances and market conditions relating to its shares.  In particular, the Company noted that its 52-week trading range was $0.99 to $2.91 (a range of approximately 194% of the 52-week low) and its trailing 30-day trading range was $0.99 to $1.76 (a range of approximately 78% of the 30-day low). Moreover, over the past year, the Company’s common stock has had an average daily trading range of approximately 5.47% over the day’s low; in other words, every day, on average, the Company’s common stock has traded in a wide range of 5.47%.

The Company analyzed these metrics and considered various prices in setting a range for the tender offer that would best position the Company to repurchase the number of shares sought in the tender offer at a market-efficient price that provides reasonable price specificity to stockholders in determining whether to participate in the tender offer.  Ultimately, the selected price range allowed the Company to offer stockholders a slightly higher maximum price than the Company would have offered if it had used a range of 15% over the minimum price.

For the reasons stated above, the Company respectfully submits that the price range set in its modified Dutch auction complies with Item 4 of Schedule TO and Item 1004(a)(1)(ii) of Regulation M-A.

Purchase of Shares and Payment of Purchase Price, page 20

2.              We note that you do not expect to be able to announce the final results of any proration and commence payment until approximately five to seven business days after the expiration date.  Please tell us how you are complying with the prompt payment requirement of Rules 13e-4(f)(5) and 14e-1(c).  Refer to the discussion of prompt payment in Section II.D. of SEC Release 34-43069.

Response:  In response to the Staff’s comment, the Company has amended the Schedule TO-I to revise pages 13 and 20 of the Offer to Purchase in order to clarify its intention to promptly pay for shares tendered in the tender offer.

The Company respectfully notes that, because the Company has provided stockholders with the opportunity to tender pursuant to a notice of guaranteed delivery (thereby providing such stockholders with three trading days after the date of notice to make physical or book-entry delivery of the tendered shares), the Company must wait until the end of the guaranteed delivery period to determine the total number of tendered shares and final purchase price and, based on that information, make any necessary proration calculations if the offer is oversubscribed.  Once the guaranteed delivery period has ended, the depositary for the offer will provide a final tendering stockholder report and proration calculation (if needed) and the Company will promptly pay the consideration for those shares tendered and accepted in the tender offer.

*          *           *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (212) 403-1381.

Very truly yours,

/s/ Nicholas G. Demmo

Nicholas G. Demmo

Enclosure

cc:                                           Patricia Arciero-Craig, General Counsel and Secretary

Sarah A. Lewis, Associate General Counsel

Gleacher & Company, Inc.